Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Financing I Designated Activity Company	Ireland
Jazz Capital Limited	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Celator Pharmaceuticals, Inc.	Delaware
Jazz Pharmaceuticals Europe Holdings Limited	Gibraltar
Jazz Pharmaceuticals France SAS	France
Jazz Pharmaceuticals France Holdings SAS	France
Jazz Pharmaceuticals Lux S.à r.l.	Luxembourg
Gentium S.R.L.	Italy
Jazz Pharmaceuticals Italy S.R.L.	Italy